

December 5, 2011

<u>Via E-mail</u>
Joe Warusz
Vice President Administration and Controller
Soligenix, Inc.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540

> **Re: Soligenix, Inc.**
> **Form 10-K**
> **Filed March 30, 2011**
> **File No. 000-16929**

Dear Mr. Schaber:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 30, 2011

Business, page 3

1. We note that your main source of revenue has been grant funding from the National Institute of Health ("NIH") and the National Institute of Allergy and Infectious Diseases ("NIAID"), a division of the NIH. Please revise your disclosure in your business section to disclose the material terms of these grants, including any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any written agreements between the company and NIH or NIAID, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Commercialization and Market, page 6

2. Please revise your disclosure to include the duration and termination provisions of your collaboration and supply agreement with Sigma-Tau Pharmaceuticals, Inc.

BioDefense Overview, page 10

3. We note that in January 2011, you entered into a definitive license agreement with the
    University of Colorado. Please describe the material terms of this agreement, including,
    but not limited to any payment provisions, royalty rates, aggregate milestones, usage
    restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and
    material obligations that must be met to keep the agreement in place, duration and
    termination provisions. Also, please file the agreement as an exhibit pursuant to Item
    601(b)(10) of Regulation S-K.

orBec License Agreement, page 15

4. We note that in November 1998, you entered into an exclusive, worldwide, royalty
    bearing license agreement with Dr. George B. McDonald for the rights to the intellectual
    property and know-how relating to orBec. Please describe the material terms of this
    agreement, including, but not limited to, any payment provisions, royalty rates, aggregate
    milestones, obligations/rights to defend, other rights obtained and material obligations
    that must be met to keep the agreement in place, duration and termination provisions.

5. We note that you also executed an exclusive license to patent applications for "Use of
    Anti-Inflammatories to Treat Irritable Bowel Syndrome" from the University of Texas
    Medical Branch-Galveston. Please describe the material terms of these license
    agreements, including, but not limited to any payment provisions, royalty rates, aggregate
    milestones, usage restrictions, obligations/rights to defend, other rights obtained and
    material obligations that must be met to keep the agreements in place, duration and
    termination provisions. Also, please file the license agreements as exhibits pursuant to
    Item 601(b)(10) of Regulation S-K.

RiVax Intellectual Property, page 15

6. We note that in June 2004, you entered into a license agreement with UTSW for the
    injectable rights to the ricin vaccine, and in October 2004, you negotiated the remaining
    oral rights to the ricin vaccine. Please describe the material terms of the license
    agreement, including, but not limited to royalty rates, aggregate milestones, usage
    restrictions, exclusivity provisions, obligations, rights to defend, other rights obtained and
    material obligations that must be met to keep the agreement in place, duration and
    termination provisions. Also, please file the license agreement as an exhibit pursuant to
    Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director